NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-06 MARCH 29, 2006

RUBICON MINERALS CORPORATION ANNOUNCES C$10 MILLION BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

RUBICON MINERALS CORPORATION (TSX:RMX)(AMEX:RBY) is pleased to announce that it has entered into an agreement with an underwriting syndicate led by TD Securities Inc. (the “Underwriters”) pursuant to which the Underwriters have agreed to purchase 6,800,000 common shares of Rubicon at a price of C$1.48 per common share for aggregate proceeds to Rubicon of approximately C$10 million. Rubicon has granted the Underwriters the option to purchase up to an additional 1,000,000 common shares at C$1.48 per share at any time up to one business day prior to closing. Rubicon has agreed to pay to the Underwriters at closing a cash commission equal to 6% of the aggregate proceeds raised under the offering. The offering is scheduled to close on or about April 12, 2006 and closing is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX and AMEX. The securities issued pursuant to the offering will be subject to a four month hold period in Canada in accordance with applicable securities laws.

The proceeds raised from the offering will be used by Rubicon to finance the exploration of the Red Lake gold camp and for general working capital purposes, including costs related to the proposed Plan of Arrangement previously announced on November 21, 2005.

FOR FURTHER INFORMATION PLEASE CONTACT:

Rubicon Minerals Corporation		Rubicon Minerals Corporation
David Adamson		Bill Cavalluzzo
President & Chief Executive Officer	OR	VP Investor Relations
604-623-3333		Toll Free: 1-866-365-4706
bcavalluzzo@rubiconminerals.com
www.rubiconminerals.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward- Looking Information
This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address exploration activities and events or developments that Rubicon Minerals Corporation expects to occur, are forward-looking statements. Such statements are identified in this release by the use of words such as “will” and “expected” as well as the use of the future or conditional tense. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Corporation does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706            E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.